Contact

www.linkedin.com/in/taylor-roberts-1872986 (LinkedIn)

Top Skills

Budgets

Financial Analysis

Process Improvement

Taylor Roberts

Chief Financial Officer at Stardog

Arlington

Experience

Stardog

Chief Financial Officer

January 2022 - Present (4 months)

Arlington, Virginia, United States

Greenwater Marine Sciences Offshore Inc.

Chief Financial Officer

July 2021 - Present (10 months)

Arlington, Virginia, United States

MarginEdge

Chief Financial Officer

May 2020 - December 2021 (1 year 8 months)

Fairfax, Virginia, United States

VividCortex

Chief Financial Officer

August 2017 - February 2020 (2 years 7 months)

Arlington, Virginia, United States

Oracle

Director, Finance

April 2016 - July 2017 (1 year 4 months)

Vienna, Virginia, United States

• Managed team of eight, with four direct reports (including Senior Finance Manager and three Senior Financial Analysts). Provided operational support to 1,000 headcount organization and led corporate financial planning and analysis.

• Led post-acquisition integration of AddThis finance and accounting into Oracle.

• Supported functional VPs of Sales, Development, Product Management, Operations, IT, and Marketing. Responsible for revenue/bookings forecasting, operating and capital expense budgeting/forecasting, headcount planning, and data center capacity planning.

• M&A-related analysis inclusive of financial modeling, budgeting of acquired companies, and operational and strategic integration.

AddThis
Director, Finance
February 2013 - April 2016 (3 years 3 months)
Vienna, Virginia, United States

• Led sell-side financial due diligence and managed full company business due diligence for the merger. Coordinated data room and diligence requests, modeled waterfall of investor payouts/returns, maintained relationships with investment bank and shareholders, participated in legal diligence and negotiations.
• Managed corporate strategic initiative planning and investment process. Identified and evaluated 3-year growth strategy, facilitated working sessions with executive management to determine headcount and other investment requirements, designed/implemented financial plan to transition to higher-margin products.
• Full P&L budget and forecast responsibility, monthly variance analysis, Board of Directors presentations, product line profitability analysis. Developed and maintained corporate financial model supporting CEO.
• Managed investor relations, inclusive of capitalization table and waterfall modeling, employee stock compensation, 409a valuation, bi-annual shareholder updates.
• Led debt-restructuring due diligence, negotiation, sensitivity modeling. Responsible for all external vendor negotiations (insurance, third party software, infrastructure hardware, office, and equipment lease).
• Managed sales commission process. Created compensation plans, negotiated sales quotas with COO, administered payout, analyzed compensation and performance metrics.
• Created and implemented monthly operational dashboard for senior management. Tracked product margins, project ROI, customer and industry risk and opportunity analysis, corporate financial metrics (revenue, gross margin, EBITDA, etc.).
• Cash/Treasury management. Forecasting, variance analysis, sensitivity analysis.
• Implemented monthly operational variance reporting by cost center for executive team.

QuadraMed Healthcare Identity Experts
Finance Manager

March 2005 - February 2013 (8 years)
Reston, Virginia, United States

• Managed team of four direct reports (Financial Planning and Analysis, Procurement)
• Supported CFO with buy- and sell-side M&A-related analysis, creating financial model and operating plan, due diligence, account reconciliations.
• Responsibility for total corporate budget/P&L, financial reporting, revenue and expense forecasting, variance analysis.
• Expanded and improved corporate reporting. Provided management with visibility into product profitability, resulting in improved short- and long-term operational forecasting and strategic planning.
• Managed treasury functions including liquidity/risk management, cash flow forecasting, corporate recapitalization, bank compliance, debt covenant reporting.
• Managed sales commission process. Created commission plans, monthly forecasting, tracking, payouts, and variance analysis.
• Operational support for SVPs of Sales, Customer Service, and Product Development. Managed employee time utilization reporting, project planning, resource allocation modeling, and sales operations support.
• Responsible for creation and management of corporate budget (revenue, expense, headcount, capital expenditures).
• Wrote monthly MD&A of operating results for executive team, prepared executive and Board of Directors presentations.

Apollo Housing Capital
Financial Analyst
June 2004 - March 2005 (10 months)
Arlington, Virginia, United States

•Financial modeling of low-income housing tax credit investments—ROI, cash flow/operating expense trends, depreciation and amortization schedules, rent, reserve requirements
•Coordinate conference calls with VPs, developers, counsel, accountants, lenders, and public housing authorities
•Analyze third party diligence reports including market study, appraisal, operating budget
•Plan and coordinated closing checklist (organization of 150+ documents per property, 5+ properties at a time)

MAFC Residential
Financial Analyst

March 2003 - May 2004 (1 year 3 months)
Chantilly, Virginia, United States

•Perform comparative and trend analysis for valuation of residential real estate

•Determine pricing strategy for acquired properties

•Open Va. Beach branch office; train and manage new employees

White & Partners
Account Coordinator
October 2002 - March 2003 (6 months)
Herndon, Virginia, United States

•Create and coordinate project production schedules

•Prepare prospective client proposals

•Conduct organizational and industry analysis for executive presentations

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Education

University of Richmond
Bachelor of Science (B.S.), Business Administration, Finance · (1998 - 2002)

RSM Erasmus University
Finance · (2000 - 2001)

Flint Hill School
 · (1994 - 1998)